UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

YAN CHUANG GROUP INC.

Full Name of Registrant

Former Name if Applicable

4711 Yonge St., 10th Floor

Address of Principal Executive Office (Street and Number)

Toronto, ON, Canada, M2N 6K8

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

YAN CHUANG GROUP INC. (the “Registrant”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “2026 Annual Report”) within the prescribed time period as the Registrant experienced delays in gathering the necessary information required to complete the 2026 Annual Report. The Registrant requires additional time to complete a review and is working diligently to complete the necessary year-end reporting processes, and it expects to file the Annual Report within the fifteen-day filing extension provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Ng	(647)	777-7888
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this Form 12b-25 that do not relate to historical fact should be considered forward-looking statements, including, without limitation, statements regarding the anticipated timing of the filing of the Form 10-K and the Company’s ongoing review of its financial reporting processes. Words such as “expect,” “intend,” “plan,” “believe,” “may,” “will,” and similar expressions are intended to identify forward-looking statements. These statements are based on current assumptions and expectations as of the date of this filing and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks include, but are not limited to, unforeseen issues arising during the completion of audit and review procedures, changes in regulatory requirements, or other factors described under “Risk Factors” in the Company’s prior SEC filings. Forward-looking statements speak only as of the date of this Form 12b-25, and the Company undertakes no obligation to update or revise these statements, except as required by law.

YAN CHUANG GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 25, 2026	By:	/s/ John Ng
	Name:	John Ng
	Title:	President, Secretary, Treasurer, Director, Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial and Accounting Officer)

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